06051103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

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SEC FILE NUMBER
8- 18467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Noll, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, No. 405
(No. and Street)

Pasadena (City) CA (State) 91106-3955 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Eugene Noll 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 20 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber & Wainberg
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, No. 500 (Address) Los Angeles (City) CA (State) 90035 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 06 2006
185
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Eugene Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 5th DAY OF APRIL 2006
AT PASADENA CALIFORNIA
BY H. EUGENE NOLL PERSONALLY KNOWN TO ME.

PETER BANOS – NOTARY PUBLIC

Notary Public

Signature

Chairman, CEO

Title

PETER BANOS
Commission # 1352221
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2005

Supplementary Schedule 2

The company operates on a fully disclosed basis with Wedbush Morgan Securities.

Wedbush Morgan Securities confirm directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3.

MAXWELL, NOLL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2005

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities. If the company receives money or securities by mistake, it promptly forwards all securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3 as it relates to possession and control requirements.

END